Exhibit 99.5

Dear Fellow Shareholders

Observations of a New CEO

When I invested several years ago I thought that by now our San José Mine would be built, operating well and generating good cash flow and earnings for us. You may have had similar thoughts. After all, it was an uncomplicated high-grade, silver-gold deposit where much of the underground development had been done, the surface infrastructure was under construction and our partner was supposedly an experienced underground miner with several operating mines in Peru.

Never did I imagine that our partner would subject us to long delays, excessive cost overruns and abusive behavior.  The plan was to build a mine and processing plant to produce at a rate of 750 tons per day with the flexibility to expand.  The construction encountered delays and the recovery process our partners selected was not working well. Before demonstrating that the new facility was working well, as promised, our partner announced they had decided to double the production rate to 1,500 tons per day and that the expansion was going to require more capital from us.

Our partner started the expansion without the benefit of a detailed engineering plan. This approach is contrary to industry practice and you can probably guess what happened next. More delays and continuing large cost overruns. During this two-year period our partner pressed us twice to sell our 49% interest.  Each time when we said no, after very lengthy and frustrating negotiations, they would hit us with a cash call.  The timing of these cash calls seemed deliberate and designed to provoke a distressed sale. Twice we had to raise capital to meet the cash calls or have our 49% interest in the mine significantly reduced and default on our debt covenants.

The San José Mine which was supposed to be a small, rich silver-gold, cash generating machine with great exploration potential, has been turned into an example of how not to pick a Joint-Venture partner. Furthermore, I would strongly recommend anyone considering a partnership with Hochschild Mining to avoid it and consider them the partner of last choice. The mine has cost more than $200 million, $80 million more than budget. It has experienced extensive delays, in excess of 15 months. These mining geniuses that decided to double production must have forgotten their primary school math lessons; because they have shortened the mine life to 3 years (doubling production reduces the reserve life by half). Neither our partner nor we has yet to get our investments back or a return on our capital.

Despite our difficult situation at San José it is starting to improve. This spring I increased significantly my investment in our company because I believe we have some terrific assets. My investment allowed us to retire our debt and satisfy a cash call on our San Jose Mine but little more. In July, we announced a financing which may have surprised some of you.  I am sorry, but we needed to refill our treasury.

While we have given notice to Xstrata, our partner on the Los Azules deposit, we do not know if they will exercise their back-in and pay us. If they do exercise we would not receive those funds until January 2010. We needed money by September in order to continue operations and to fund exploration on our 100% owned properties.

I have heard from some shareholders who felt that the price was too low. I can sympathize with them because I invested C$40 million at a C$1.00/share this spring, and I would have loved to see the financing done well above its price of C$0.75 per unit. We looked at all our financing alternatives and concluded this one would best meet our needs. In the end, the market determined the pricing of the financing.

After our Annual Meeting in June, I was appointed as interim CEO. My first task is to thank Allen Ambrose for his stewardship of many years. He is a skilled explorer and will remain as a valuable advisor to our company.

We have a new strategy and a full treasury to fund its execution. We are finished with excuses, no longer tolerant or passive when it comes to protecting our assets or enforcing our rights. We are going to aggressively explore our 100% owned properties and work on redefining and improving relationships with our partners.

Financial & Operational Results 2nd Quarter 2009

Financially we are moving slowly in the right direction. In our 2nd Quarter ended June 30, 2009 we reported our first net income of US$1 million or $0.00 per share, essentially a break even. This compares to a net loss of US$4.3 million ($0.02 per share) for the first quarter of the year. For the first six months of 2009, Minera Andes recorded a net loss of US$3.3 million ($0.01 per share).

San José Highlights

The San José Mine is beginning to see the benefits of an expansion program, in which ore processing capacity is now running at 1,500 tonnes-per-day.  Increased production and the completed connection of the mine to the Argentina national power grid are resulting in reduced operating costs on a per tonne and per ounce basis.

 As reported earlier, San José produced 1,265,000 ounces of silver and 18,080 ounces of gold in the second quarter. Sales in the second quarter were 1,709,000 ounces of silver and 21,930 ounces of gold. Second quarter 2009 sales totaled US$41 million, compared to $21 million from sales in the first quarter. Second quarter sales were higher than in the first quarter because metal in inventory in the first quarter was carried over and sold in the second quarter. Weighted average sales prices rose in the second quarter. Gross sales prices were $13.42 per ounce for silver and $919 per ounce for gold in the second quarter compared to $12.98 per ounce for silver and $911 per ounce for gold in the first quarter of 2009.

Exploration

Minera Andes has started exploring again! Our focus is on a number of our 100 per-cent owned properties located in the Deseado massif of Santa Cruz province, Argentina.  Minera Andes has complete control of numerous “grassroots” properties, which we intend to aggressively explore in this emerging silver/gold region of Argentina.  Of special interest to us are properties with similarities to our San José discovery, the San José silver/gold mine.

In May 2009 we drilled at the Celestina silver/gold property, and we have completed geophysical work at the Martes 13 silver/gold property.  In both cases we have encountered epithermal quartz veining broadly similar to that found at San José, and numerous geophysical anomalies, we also plan further work at the Telken Group, near San José. Telken is located near Andean Resources’ Eureka vein, on which about 2.5 million ounces of gold equivalent have been delineated.

Our operating partner has also made a new discovery at the San José project area. The new discovery was made about 845 meters southwest of Minera Andes’ original Huevos Verdes gold/silver discovery. This discovery is part of the 2009 project exploration program, which for 2009 will total 22,000 meters.  Some of the drilling cut 8.9 g/t (0.26 opt) gold and 517 g/t (15.1 opt) silver over one meter, and may represent the discovery of a fifth vein at San José.

A significant copper discovery by Minera Andes is also moving forward. During the third quarter Minera Andes reported to Xstrata Copper Americas, a commodity unit of Xstrata plc, that under the terms of an agreement with Xstrata, Minera Andes delivered an earn-in notice to exercise its option to acquire a 100 percent interest in the Los Azules copper discovery subject to the right of Xstrata to back-in to the Project for a 51% interest at Los Azules. Los Azules currently has an inferred resource of 922 million tonnes of copper, equating to 11.3 billion pounds at a 0.55 percent cutoff grade. We anticipate a third quarter 2009 decision from Xstrata regarding its decision on its back-in right at the project.

The increased production at the San José silver-gold mine, coupled with a reduction in mine costs and Minera Andes’ own expanded exploration program are positive events for the Company’s future. We look forward to reporting those events to you.

Sincerely,

Robert R. McEwen

Chairman & Interim CEO

August 18, 2009